Exhibit 12.1
STATEMENT REGARDING THE COMPUTATION OF RATIOS

Our earnings are inadequate to cover combined fixed charges and preference dividends. The following table sets forth the dollar amount of the deficiency (in thousands) to cover fixed charges for the periods indicated.

	Year Ended December 31,
	2015	2014	2013	2012
EARNINGS:
Net loss	$(27,093)	$(20,176)	$(13,112)	$(18,365)
Plus fixed charges	874	532	1,555	2,746
Earnings as defined	$(26,219)	$(19,644)	$(11,557)	$(15,619)

FIXED CHARGES:
Interest expense & amortization of debt issuance costs	$699	$397	$1,331	$2,427
Estimated interest component of rental expense(1)	175	135	224	319
Total fixed charges	$874	$532	$1,555	$2,746

RATIO OF EARNINGS TO FIXED CHARGES	N/A	N/A	N/A	N/A
Earnings were insufficient to cover combined fixed charges by $27,093 in 2015, $20,176 in 2014, $13,112 in 2013 and $18,365 in 2012.
(1) Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.
For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.